SECURITIES AND EXCHANGE COMMISSIONS
                           Washington,  DC  20549

                                SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)

                       SANTA FE FINANCIAL CORPORATION
                               Name of Issuer

                  Common Stock, Par Value $0.10 Per Share
                        Title of Class of Securities


                               802014-10-0
                               CUSIP Number


                            Mr. Howard A. Jaffe
                          Chief Operating Officer
                         The Intergroup Corporation
                     2121 Avenue of the Stars,  Suite 2020
                        Los Angeles, California 90067
                               (310) 556-1999
                   _________________________________________
                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications


                              September 20, 1996
              Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule
13G to report the acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [      ]

Check the following box if a fee is being paid with this
statement.     [     ]

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CUSIP No. 802014-10-0

1.	Name of Reporting Person		    	Tax Identification Number
  	The Intergroup Corporation					13-3293645

2.	Check the Appropriate Box if a Member of a Group
  	a.					b.

3.	SEC Use Only


4.	Source of Funds
  	WC

5.	Check if Disclosure of Legal Proceedings is Required
   pursuant to Items 2(d) or 2 ______

6.	Citizenship or Place of Organization
	 	Delaware

Number of		         			7.	Sole Voting Power
Shares				           		226,650
Beneficially         	__________________________________________________
Owned by			          		8.	Shared Voting Power
Each
Reporting	           	__________________________________________________
Person	            				9.	Sole Dispositive Power
With						            	226,650
	                   		__________________________________________________
					                	10.	Shared Dispositive Power


11.	Aggregate Amount Beneficially Owned By Each Reporting Person
   	226,650 Shares of Common Stock

12.	Check if the Aggregate Amount in Row 11 Excludes Certain
    Shares _________

13.	Percent of Class Represented by Amount in Row 11
	   35.5%

14.	Type of Reporting Person
   	CO

                      AMENDMENT NO. 9 TO SCHEDULE 13D
                       OF THE INTERGROUP CORPORATION
                   REGARDING OWNERSHIP OF COMMON STOCK OF
                      SANTA FE FINANCIAL CORPORATION


This Amendment No. 9 to Schedule 13D is being filed by
The Intergroup Corporation ("Intergroup") to update information previously furnished. This Amendment reflects further acquisitions of Santa Fe Financial Corporation's common stock, par value $0.10 per share, (the Common Stock) by Intergroup.

The following Items of this Schedule 13D are amended.

Item 3.	Source and Amount of Funds or Other Consideration.
Intergroup used working capital as its source of funds to purchase all Shares.

Item 5.	Interest in Securities of the Issuer.

		(a)	Intergroup, as of September 20, 1996, beneficially
owns, for purposes of Section 13(d) of the Exchange Act 226,650 shares of the Common Stock. The shares represent 35.5% of the outstanding Common Stock.

		(b)	Intergroup has sole voting and disposition power
with respect to the shares described in Item 5(a).  Mr. John V.
Winfield is Chairman and President of Intergroup.

		(c)	Information with respect to transactions effected
in the Stock during the past sixty (60) days by Intergroup is set forth in Appendix A hereto.

		(d)	No person other than Intergroup, with respect to
its Shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares beneficially owned by each.

		(e)	Inapplicable.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:	September 20, 1996

						THE INTERGROUP CORPORATION



By:
/s/Howard A. Jaffe
  Howard A. Jaffe
  Corporate Secretary

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                                   SCHEDULE A

The following table sets forth the trade date for each purchase of Common Stock by Intergroup, the number of shares of Common Stock purchased in each such transaction and the price per share in each such transaction effected in the past sixty (60) days. No shares were sold during the period. All the shares of Common Stock were purchased in ordinary brokerage transactions effected in the over-the-counter market.


                      No. of
                      Common
                      Shares          Price per
Trade Date           Purchased          Share

July 31, 1996           3,600          	$23.63
September 18, 1996      2,400          	$24.25
September 20, 1996      1,600          	$24.25